Exhibit 99.1
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
RANDGOLD RESOURCES STRENGTHENS BOARD
Tongon, 29 January 2010 — London and Nasdaq listed gold miner Randgold Resources today announced the appointment of an eminent academic, Dr Kadri Dagdelen, as a non-executive director.
Dr Dagdelen is Denver based and is currently a Professor and Departmental Head at the Colorado School of Mines’ Department of Mining Engineering.
Randgold Resources chairman Philippe Liétard said he was delighted to welcome Dr Dagdelen to the board, which would be enhanced by his technical knowledge and experience, and confirmed that this appointment was in line with the company’s phased succession plan.
No further disclosure is required in compliance with the provisions of UK Listing Rule 9.6.13.
RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 614 4438 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 email: randgoldresources@dpapr.com
Website: www.randgoldresources.com